Conduit Pharmaceuticals Inc.

4995 Murphy Canyon Road, Suite 300

San Diego, CA 92123

December 1, 2023

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tyler Howes and Laura Crotty

Re:	Conduit Pharmaceuticals Inc.
Registration Statement on Form S-1, Submitted October 17, 2023
CIK No. 0001896212
File No. 333-275056

Dear Mr. Howes and Ms. Crotty:

This letter is in response to the comment letter, dated October 30, 2023, of the Office of Life Sciences (the “Staff”) concerning the above-referenced filing (the “Registration Statement”) by Conduit Pharmaceuticals Inc. (the “Company”). For your convenience, we have set forth the Staff’s comment in italics, and such comment is followed by the Company’s response. The Company has filed today Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 1.

Registration Statement on Form S-1 filed October 17, 2023

Cover Page

1.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 7 and 97.

2.	We note the following statement on the cover page: “Because the exercise prices of the Warrants are greater than the current market price of our Common Stock, such warrants are unlikely to be exercised and therefore the Company does not expect to receive any proceeds from such exercise of the Warrants in the near term.” Please provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 7, 35, 36, and 78. Please note that the Company’s liquidity and its ability to fund its operations on a prospective basis has not assumed, and is not dependent on, the receipt of any cash proceeds from the exercise of any Warrants.

3.	We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page.

Risk Factors, page 8

4.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose, if true, that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because they purchased their shares at a lower price than the public investors.

Response: In response to the Staff’s comment, the Company has added a risk factor on page 31, including a statement about the incentive of a portion of the private investors in light of their purchase price being less than the current trading price.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 72

5.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 78. Please note that the Company’s liquidity position since the business combination has not changed, other than in connection with its normal operations, and is not dependent upon the receipt of any cash proceeds from the exercise of any Warrants.

6.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 78.

General

7.	Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors or other selling securityholders paid to acquire their shares and warrants, and the price that the public securityholders paid to acquire their shares and warrants. Disclose that while these selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price, if true. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 7, 31, 35, 36, 78, and 96.

Should you have any questions regarding the foregoing, please contact our outside counsel, Todd Mason of Thompson Hine LLP at (212) 908-3946, or Corby Baumann of Thompson Hine LLP at (212) 908-3933.

Sincerely,

/s/ David Tapolczay

David Tapolczay
Chief Executive Officer